U.S. Tiger Securities, Inc.

437 Madison Ave., 27th Floor

New York, NY 10022

August 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Jeff Kauten

Re:	DarkIris Inc. (the “Company”)
Registration Statement on Form F-1, as amended
File No. 333-288004 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), US Tiger Securities, Inc., as the representative of several underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on August 7, 2025 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that we will take reasonable steps to secure adequate distribution of the Preliminary Prospectus dated July 29, 2025, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

US Tiger Securities, Inc.

/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director